Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
GCT Semiconductor, Inc.	Delaware
GCT Research, Inc.	Korea
GCT Asia Pacific, Inc.	Korea
MTH, Inc.	Korea